Federal Express Corporation
3610 Hacks Cross Road
Memphis, TN 38125

September 10, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-1004

Re:	Federal Express Corporation Withdrawal of Registration Statement on Form S-3 (File No. 333-39006)

Ladies and Gentlemen:

        Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Act"), Federal Express Corporation (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Registration Statement on Form S-3 (File No. 333-39006), filed with the Commission on June 9, 2000, and all exhibits filed thereto (the "Registration Statement"). The Registrant has determined not to proceed with the registration and sale of the securities covered by the Registration Statement. No securities have been sold pursuant to the Registration Statement.

        The Registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Best regards, FEDERAL EXPRESS CORPORATION /s/ BURNETTA B. WILLIAMS Vice President and Assistant Treasurer